UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number 001-42254

Rezolve AI plc

(Translation of registrant’s name into English)

21 Sackville Street,

London, W1S 3DN

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On April 24, 2025, Rezolve AI plc (the "Company") issued a press release announcing the Company's financial results for the year ended December 31, 2024. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

Exhibit No.	Description
99.1	Press Release, dated April 24, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 24, 2025

By:	/s/ Daniel Wagner
Name:	Daniel Wagner
Title:	Chief Executive Officer and Chairman